Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER AND FULL-YEAR 2014 RESULTS

MONTERREY, MEXICO, FEBRUARY 5, 2015 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 5% during the fourth quarter of 2014 to approximately US$3.8 billion and increased 6% for the full year to US$15.7 billion versus the comparable periods in 2013. Operating EBITDA on a like-to-like basis increased by 16% during the fourth quarter of 2014 to US$701 million and increased 6% for the full year to US$2.7 billion versus 2013.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2014 Financial and Operational Highlights

•	The increase, on a like-to-like basis, in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the U.S., and our Mediterranean, South, Central America and the Caribbean and Asia regions.

•	On a like-to-like basis, operating earnings before other expenses, net, in the fourth quarter increased by 31%, to U.S.$443 million and increased 13%, to U.S.$1.7 billion, for the full year 2014.

•	Reporting a narrower controlling interest net loss of U.S.$178 million during the fourth quarter of 2014 versus a loss of U.S.$255 million in the same period last year. For the full year 2014 controlling interest net loss improved to U.S.$507 million from a loss of U.S.$843 million in 2013.

•	Operating EBITDA on a like-to-like basis increased by 16% during the quarter to U.S.$701. On a like-to-like basis, full-year operating EBITDA increased by 6% to U.S.$2.7 billion.

•	Operating EBITDA margin grew by 1.7 percentage points on a year-over-year basis reaching 18.3%. For the full year 2014, operating EBITDA margin remained flat at 17.4% versus the comparable period in 2013.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$421 million, compared with U.S.$216 million in the same quarter of 2013.

Fernando A. Gonzalez, Chief Executive Officer, said: “During 2014, we reported a narrower controlling interest net loss for the third consecutive year and 40% lower than in 2013. Our operating EBITDA on a like-to-like basis grew by 16% during the fourth quarter of 2014 and by 6% for the full year 2014 versus the comparable periods in 2013. We are pleased with the growth in volumes and local-currency prices for our products in most of our regions, reflecting the continued positive outcome of our value-before-volume strategy.

We generated the highest quarterly and annual free cash flow since the second quarter of 2009 and the full year 2010, respectively. We continue to improve our debt maturity profile and interest expense through our debt reduction of close to U.S.$1.2 billion and our refinancing activities of approximately U.S.$5 billion during the year. We are encouraged with the way our credit continues to re-rate.”

Consolidated Corporate Results

During the fourth quarter of 2014, controlling interest net income was a loss of U.S.$178 million, an improvement over a loss of U.S.$255 million in the same period last year.

Total debt plus perpetual notes decreased by U.S.$658 million during the quarter.

Geographical Markets Fourth-Quarter 2014 Highlights

Net sales in our operations in Mexico increased 5% in the fourth quarter of 2014 to U.S.$827 million, compared with U.S.$785 million in the fourth quarter of 2013. Operating EBITDA increased by 3% to U.S.$255 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$923 million in the fourth quarter of 2014, up 13% from the same period in 2013. Operating EBITDA increased 78% to U.S.$138 million in the quarter, versus U.S.$77 million in the same quarter of 2013.

In Northern Europe, net sales for the fourth quarter of 2014 decreased 9% to U.S.$971 million, compared with U.S.$1.1 billion in the fourth quarter of 2013. Operating EBITDA was U.S.$87 million for the quarter, 9% higher than the same period last year.

Fourth-quarter net sales in the Mediterranean region were U.S.$387 million, 2% lower compared with U.S.$394 million during the fourth quarter of 2013. Operating EBITDA decreased 9% to U.S.$71 million for the quarter versus the comparable period in 2013.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$514 million during the fourth quarter of 2014, representing a decrease of 11% over the same period of 2013. Operating EBITDA decreased 9% to U.S.$165 million in the fourth quarter of 2014, from U.S.$183 million in the fourth quarter of 2013.

Operations in Asia reported a 16% increase in net sales for the fourth quarter of 2014, to U.S.$155 million, versus the fourth quarter of 2013, and operating EBITDA for the quarter was U.S.$44 million, up 37% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.